EXHIBIT 99.3
47 EAST CHICAGO AVENUE SUITE 336 NAPERVILLE, ILLINOIS 60540 TEL: (630) 848-1340 FAX: (630) 848-1342	67 PARK PLACE EAST SUITE 675 MORRISTOWN, NJ 07960 TEL: (973) 539-5400 FAX: (963) 539-5404

October 17, 2016

Mr. Steven Sugarman, Chairman, President & CEO
Banc of California, Inc.
18500 Von Karman Avenue
Suite 1100
Irvine, CA 92162

Dear Mr. Sugarman:

We read with interest your letter to the employees of Banc of California dated October 11, 2016 and filed in a SEC Form 8-K.

We were pleased to read about the many accomplishments that Banc of California has achieved, and the numerous initiatives it has planned.  Employees of Banc of California should be extremely proud of what they have accomplished.  We would not be one of Banc of California’s largest shareholders if we did not share your pride and belief in what the Company and its employees have achieved.  We also support Banc of California’s embrace of diversity and innovation in its employee base and business model.

However, we were disappointed that the letter failed to address Banc of California’s serious corporate governance weaknesses, executive compensation abuses and questionable related party transactions. The employees and shareholders of Banc of California deserve better.

We were also disappointed that your letter attempted to shift the narrative from our substantive, factual criticism of Banc of California’s governance, to us.  Blaming the messenger and trying to create false equivalencies to obfuscate, or somehow excuse, Banc of California’s actions and practices will not work.  Nor will it deter us from calling on the board and management of Banc of California to make substantial improvements in the Company’s corporate governance, which as noted in the Bloomberg article linked below is currently ranked by Institutional Shareholder Services at the “worst grade on the scale.”

We do not believe it is a coincidence that Banc of California’s stock has declined substantially since the article entitled “CEO Helps Brother, Again, With $100 Million Soccer Stadium Deal” was published.  The article highlighted numerous related party transactions and conflicts of interest undertaken and approved by you and the Banc of California board of directors in recent years.

http://www.bloomberg.com/news/articles/2016-09-07/ceo-helps-brother-again-with-100-million-soccer-stadium-deal

Since the date of that article through today, Banc of California’s stock has declined approximately 30%.  During that same period, the Nasdaq Bank Index has only declined approximately 1%.

In addition, a recent SNL Financial LC article noted that Banc of California had the largest increase in shares sold short of any bank or thrift for the 2-week period ending 9-30-16, with approximately 12% of BANC stock sold short.  That level is almost 2x the level of mid-summer when less than 6% was sold short.

The board and management have an obligation to make an honest assessment why this is occurring and to take action.  Reputation risk can be every bit as damaging to a publicly traded bank as credit and interest rate risk.

We once again reiterate our request for a meeting with the board to discuss our concerns.

Please provide a copy of this letter to each member of the board as soon as practical.

Regards,

/s/ Richard Lashley

Richard Lashley
Principal and Managing Member